Mail Stop 3561

November 8, 2007

Mr. Brian A. Kenney, Chief Executive Officer
GATX Corporation
500 West Monroe Street
Chicago, Illinois 60661-3676

      Re: GATX Corporation
             Form 10-K for the year ended December 31, 2006
             Filed March 1, 2007
             File No. 001-02328

Dear Mr. Kenney:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Linda Cvrkel
             Branch Chief